March 25, 2005

Mail Stop 03-06

Alexei Gavriline
Director and President
Amecs, Inc.
1 Yonge Street, Suite 1801
Toronto, Ontario M5E 1W7
CANADA

Re:	Amecs, Inc.
	Registration Statement on Form SB-2
	Filed March 2, 2005
	File No. 333-123087

Dear Mr. Gavriline:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
1. If you use this prospectus prior to the effective date of the registration statement, revise the outside front cover page of the prospectus to include the legend required by Item 501(b)(10) of Regulation S-B.
2. Your disclosure indicates that you are a development stage company
that intends to provide an online market for automotive
dealerships
through the company`s website. However, you have not had any revenues, have not developed your web site through which you expect to operate your business, and there is no disclosure indicating that
you have entered into any contracts or agreements with customers
or
subcontractors through which you propose to offer complementary services. In view of the uncertainties associated with your business plan, please provide us supplementally with an analysis as to why the
company is not a "blank check company" within the meaning of Rule
419
of Regulation C.

Cover Page
3. Expand the fourth paragraph to state that Mr. Gavriline is the sole shareholder of 5,000,000 shares of common stock, which he purchased for a total of $50, and disclose the date of this purchase.

Summary of Our Offering - Page 5
4. Please revise the first paragraph to state the company`s date of incorporation.

The Offering - Page 5
5. Where you quantify the number of shares outstanding before the offering, expand to disclose that all shares are held by your sole officer and director, who paid $50 for all the shares.

Risk Factors - Page 6
6. Please add a risk factor to discuss the risks related to the absence of an escrow account for investors who send in money.
7. Please add a risk factor addressing the risk to investors that the company does not, and does not intend to, maintain insurance as discussed on page 21.
8. Add risk factors discussing the competitive risks you face with regard to your business plan and the fact that you have no employees.

We lack an operating history . . . - Page 6
9. Please expand this risk to address when you anticipate the company will begin operations.

If we do not attract clients . . . - Page 7
10. Please expand this risk factor to highlight the fact that the company has not conducted any market research into the acceptance of its products or services by the public.

Because our sole officer and director will only be devoting limited time . . . - Page 7
11. Please clarify how many hours per week you anticipate your sole employee will devote to the company`s operations. We note that on page 27, you disclose that Mr. Gavriline will devote approximately 10, rather than 15, hours per week to the company`s operations.
12. Throughout this filing, your sole officer and director is referred to alternatively as "he" and "she." Please revise to correct your disclosure.

Because our sole officer and director who is also our sole promoter... - Page 8
13. Expand to explain that Mr. Gavriline purchased his $5,000,000 shares for $50.

Use of Proceeds - Page 9
14. Revise the introductory paragraph and the column headings of "$50,000" and $100,000," or explain what they represent.
15. Please expand your disclosure to include the priority of each proposed use of proceeds in the event that the maximum number of offered shares are not sold. See Item 504 of Regulation S-B.
16. Please revise to reconcile the amount of proceeds to be used for offering expenses. We note that the amount in the table, $20,000, is different from the amount in the footnote and elsewhere throughout the filing. Also, please clarify the disclosure in the last paragraph on page 9 to explain why the $15,000 expense was incurred.
17. We note your intention to develop and maintain a database of clients who have indicated a desire for "landscaping" advice. Reconcile this with your business description elsewhere in the filing.

Determination of Offering Price - Page 10
18. We note the third bullet.  Expand to discuss how you
determined
the offering price, in view of the fact that your promoter paid
$50
for 5 million shares.

Plan of Distribution - Page 13
19. Please revise to state briefly the nature of the Rule 15g-2
"disclosure document" broker/dealers are required to provide to investors in penny stock transactions.

Business - Page 16

Website - Page 17
20. You disclose that since inception you have had no material business operations other than investigating potential technologies in support of the company`s business purpose and plan of operation.
Please expand this discussion to address what technologies the company has considered and the conclusions of these preliminary investigations. For example, discuss why the company believes an electronic market place is best suited over other technologies to achieve its business plan.

Marketing Strategy - Page 18
21. Please revise to explain the mechanics of how a traded-in vehicle can be "pre-sold" through your website before the transaction with the purchaser of a new vehicle is completed.

Government Regulation - Page 22
22. We note the disclosure that you are not certain how business may be affected by the application of existing laws governing issues such as property ownership, copyrights, and encryption and other intellectual property issues. To the extent you are aware of laws that may materially affect your business, please address them in your filing.

Management`s Discussion and Analysis or Plan of Operation - Page
22

Plan of Operation - Page 23
23. Throughout this section, we note that you plan or intend to do a number of things. Much of the current disclosure regarding present and proposed activities appears vague and/or speculative. Please revise the discussion relative to each present and proposed activity to provide disclosure of the precise activities to be engaged in, each material event or step required in the start-up operations until revenues are generated, and the material risks, conditions or contingencies to the achievement of those events or steps.
24. We note your intent to source out third parties capable of offering complementary services to your clients. Please revise to expand on the nature of these services.

Limited operating history; need for additional capital - Page 25
25. We note that to become profitable and competitive, the company must attract a sufficient number of participants. Please revise to discuss any milestones the company has established in this regard. Address the number of participants the company believes it will need to attract in order to continue operations after proceeds from the offering have been exhausted.

Liquidity and Capital Resources - Page 26
26. Expand your liquidity section to include the consequences if you fail to sell the minimum of one million shares. Would your business cease to exist? Please explain.
27. Clarify whether you intend to repay the loan and attorney fees with the proceeds of this offering, and if so, expand the disclosure under "Use of Proceeds" to so state.



Management - Page 26
28. You plan to offer your common stock at $.10 per share, and you recently sold 5 million shares to Mr. Gavriline for $50. Given the disparity in the offering price and the price Mr. Gavriline paid, this issuance appears to be compensatory. Expand the compensation disclosure to discuss.

Description of Securities - Page 30
29. The statement regarding the legality of the securities outstanding and to be issued in this offering "are fully paid for and non-assessable" is a legal conclusion that you should clarify is supported by an opinion of counsel, and identify counsel.

Certain Transactions - Page 31
30. Please provide the disclosure required by Item 404(d) of Regulation S-B.
31. We note your disclosure that Mr. Gavriline will be repaid from revenues of operations, but not from proceeds of this offering. Please describe the anticipated source of funds to repay the loan if
Mr. Gavriline exercises his right to call the loan on demand before the company has generated revenues from operations. Explain why you have not secured your agreement in writing.

Financial Statements

32. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.

33. Please provide an updated accountants` consent with any amendment to the filing.

Independent Auditor`s Report - Page 33

34. We see that your auditor is located in Canada and that you are incorporated in the United States. The staff interprets Article 2 to
Regulation S-X to require that the audit report on the financial statements of a domestic registrant to be rendered ordinarily by an auditor licenses in the United States. Tell us why you have selected an auditor located in Canada. Tell us who performed the US GAAP quality review of your financial statements and describe that person`s expertise in US GAAP and GAAS as required under Rule 3400T of the PCAOB.

Balance Sheet - Page F-2

35. Supplementally discuss the nature of the "accrued liabilities" and provide a schedule of the components.

Statement of Operations - Page F-3

36. We note that you have not paid any salaries or other compensation to your sole officer and director since our inception. Clarify that fact in the footnotes, including whether unpaid executive salaries have been accrued and expensed as earned in the financial statements.
The company should reflect all costs of doing business, therefore, if an officer or executive is contributing time, contributed services should be valued and recorded, see SAB Topic 1B.

37. We note the disclosure on page 6 that your net loss since inceptions is "(6,520) of which $10,000 is for legal fees, $4,500 is for audit fees, $35 is for bank charges and $1,985 is for filing fees and general office expenses." Please tell us where the $10,000 in legal fees is located in your statement of operations. Also, please revise the first paragraph on page 6 to clarify to what you attribute the net loss. It is not clear from the current disclosure how the individual amounts add up to a net loss of $6,520.

38. We note that December 28, 2004 is your inception date. Revise to clarify throughout the document. Specifically, we note on page 18, that you "have not had material business operations since inception in October 2004" and disclosure on page 28, "the following table sets forth compensation paid by (you) from inception on June 16, 2004."

Statement of Stockholders` Deficit - Page F-5

39. Revise to provide the date of the stock issued for cash as required by paragraph 11(d) of SFAS 7.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 824-5565 or Angela Crane at (202) 924-1931 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo
Aleman at (202) 824-5661 or me at (202) 942-1880 with any other questions.


      			Sincerely,



      			Peggy Fisher
      			Assistant Director


cc:  Conrad C. Lysiak, Esq. (via facsimile)
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Alexei Gavriline
Amecs, Inc.
March 25, 2005
Page 1